FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_____

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

August 27, 2007

<u>GETTY COPPER INC.</u>
(Translation of registrant's name into English)

<u>1000 Austin Avenue, Coquitlam, BC V3K 3P1</u>
(Address of principal executive offices)

Attachments:

1. Technical Report- Getty North Copper Deposit August 22, 2007, Craig L. Parkinson P.G. and Mark E. Smith P.E., G.E.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _X_ Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_____   No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

<u>**GETTY COPPER INC.**</u>
(Registrant)

Date: August 27, 2007   By: /s/ *"Corby Anderson"*
                               Name

                         Its: President, COO
                               (Title)

National Instrument 43-101

Technical Report of the
Getty North Copper Deposit

Kamloops Mining Division
British Columbia, Canada

Prepared For:

Getty Copper Inc.
1000 Austin Avenue
Coquitlam, British Columbia
Canada, V3K 3P1

Prepared by:

Craig L. Parkinson, P.G.

Mark E. Smith, P.E., G.E.

August 22, 2007

Vector Engineering, Inc.
143E Spring Hill Drive
Grass Valley, California 95945
530.272.2448

National Instrument 43-101 Technical Report on the Getty North Deposit
Getty Copper Inc.

August 2007
Project No. 061811.00

TABLE OF CONTENTS

National Instrument 43-101 Technical Report on the Getty North Deposit
Getty Copper Inc.

August 2007
Project No. 061811.00

LIST OF TABLES

LIST OF FIGURES

National Instrument 43-101 Technical Report on the Getty North Deposit
Getty Copper Inc.

August 2007
Project No. 061811.00

ITEM 3   SUMMARY

The Getty North copper deposit is located in the Kamloops Mining Division in British Columbia (the Highland Valley Area). The Getty North property was acquired from Robak Industries Ltd. and Masco Capital Inc. in 1992. Exploration efforts on Getty Copper's Highland Valley project have included IP and ground magnetometer surveys, geochemical sampling surveys, trenching, diamond drilling, minor underground work, preparation of level plans, and geological mapping.

The Getty North property is comprised of 26 mineral claims, located in south central British Columbia, Canada on map sheet 92I056 at latitude 50° 31' 15" North and longitude 120° 59' 45" West in the Kamloops Mining Division.   The claims which cover the Getty North Property are located in the Highland Valley Mining camp, six kilometers north of the former Bethlehem Mine.

The Highland Valley property has been explored intermittently since the 1950's with the work consisting of trenching and bulk sampling, minor underground work, aerial photographic surveys and base map production, diamond and percussion drilling, geological mapping, assaying, induced polarization and magnetics geophysical surveys, soil geochemical surveys and metallurgical testing. To date, diamond drilling has totaled 46,490 meters in 210 holes and percussion drilling has totaled 5,724 meters in 74 holes. In addition, 23 kilometers of induced polarization surveys, 23 kilometers of geochemical soil sampling surveys, and detailed geological mapping have been conducted.

The Getty North deposit is situated within the upper Triassic Guichon Batholith which is part of the Nicola Group of the Quesnel Terrane. The Quesnel Terrane is a west-facing volcanic island-arc sequence that was thrust upon the North American continent during the Jurassic age. The Guichon Batholith, located 60 kilometers southwest of Kamloops, is an elongated 25 by 40 kilometer body which hosts several world-class low-grade porphyry copper deposits.

The Getty North property is largely underlain by granodiorite that is cut by a series of porphyry dikes that are probably derived from the Bethlehem phase of the batholith. Porphyry style hypogene mineralization on the properties consists of chalcopyrite and lesser bornite in fractures and veins, as disseminations, and in breccia bodies. Oxidized mineralization is present near the Kamloops unconformity.

Development of the Getty North deposit is recommended, particularly in the deeper sulfide zone and laterally to the southwest of the deposit. The deeper resources appear to occur within continuous subvertical shoots that are amenable to open pit mining followed by trackless mining methods. Additional drilling and sampling should be conducted which may also potentially increase the tonnage and grade estimates, as well as raise the resources to a higher category. At least thirteen (13) diamond drill core holes should be drilled to a maximum depth of 500 meters. At a cost of approximately $200 per meter, this initial drilling program would have an estimated maximum cost of $1,500,000. It is also recommended to develop an economic pit design and conduct bulk heap leach pilot tests prior to completing a feasibility study.

The scope of this report is to provide estimates of copper resources within the Getty North property at cut-off grades of 0.2% and 0.3% copper. Resources are classified as indicated and inferred based on the sample density and conceptual geological model. A summary of the resources are provided in Tables 3.1a and 3.1b.

National Instrument 43-101 Technical Report on the Getty North Deposit
Getty Copper Inc.

August 2007
Project No. 061811.00

Table 3.1
Summary of Getty North Mineral Resource Estimates

(a) Cut-Off Grade = 0.2% Copper

RESOURCE ZONE	RESOURCE TYPE	TOTAL RESOURCE (millions of tonnes)	GRADE (% Cu)	POUNDS OF COPPER (millions)
Oxide	Indicated	6.453	0.541	76.98
	Inferred	0.429	0.416	3.94
Sulfide	Indicated	25.653	0.432	244.36
	Inferred	7.821	0.352	60.70
Total	Indicated	32.106	0.454	321.34
Total	Inferred	8.250	0.355	64.64

(b) Cut-Off Grade = 0.3% Copper

RESOURCE ZONE	RESOURCE TYPE	TOTAL RESOURCE (millions of tonnes)	GRADE (% Cu)	POUNDS OF COPPER (millions)
Oxide	Indicated	6.324	0.547	76.28
	Inferred	0.281	0.510	3.16
Sulfide	Indicated	24.406	0.440	236.79
	Inferred	3.702	0.448	36.57
Total	Indicated	30.730	0.462	313.07
Total	Inferred	3.983	0.452	39.73

The Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards state, in part, that a mineral resource is an occurrence of natural solid material in the Earth's crust in such form, quantity, and quality (grade) that the material has a reasonable prospect for economic extraction. The authors of this Technical Report (Craig L. Parkinson, P.G. and Mark E. Smith, P.E., G.E.) believe the location, quantity, grade, continuity, and geologic characteristics of the Getty North mineral resource are known and have been adequately interpreted from the available geologic evidence, data, and analytical test results. The Getty North

National Instrument 43-101 Technical Report on the Getty North Deposit
Getty Copper Inc.

August 2007
Project No. 061811.00

mineral resource has a reasonable prospect for economic extraction by modern surface and underground mining methods given the current metal prices and economic conditions.

ITEM 4   *INTRODUCTION AND TERMS OF REFERENCE*

This report was prepared at the request of Getty Copper Inc. (Getty Copper). The purpose of this report is to comply with disclosure and reporting requirements set forth in National Instrument 43-101, Companion Policy 43-l01CP, and Form 43-l0l Fl. The authors of this technical report are Craig L. Parkinson, P.G. (American Institute of Professional Geologists [AIPG] Certified Professional Geologist #10098 and California Registered Professional Geologist #6058) and Mark E. Smith, P.E., G.E. (California Registered Civil Engineer #C35469 and Geotechnical Engineer #G2082), both of whom meet the requirements of Qualified Person as specified by NI 43-101.

This document was based on work conducted and/or reviewed by Vector Engineering, Inc. (Vector) to produce a resource assessment. All other information in this report was either supplied by Getty Copper or gathered from technical reports and published papers on the Getty and Highland Valley region.

Mr. Parkinson visited the Getty North property on May 7, 2007 and conducted an examination of the geology, infrastructure, and diamond drill core. Plans, maps, and documents present in the Getty Copper offices at Logan Lake and Coquitlam, British Columbia were examined on May 7 and 8, 2007. Mr. Smith has not visited the property but he is familiar with the district through previous work in the area.

Units of measure used in the report, except where otherwise indicated, are based on the metric system. Various conversion factors from metric units to Imperial measures are given below:

Linear

1 centimeter	= 0.394 inch	
1 meter	= 3.281 feet	= 1.094 yards
1 kilometer	= 0.625 mile	

Area

1 hectare	= 2.471 acres
1 square kilometer	= 0.386 square mile

Weight

1 tonne	= 1.103 short tons	= 2205 pounds (avdp)
1 kilogram	= 2.205 pounds (avdp)	

Assay Values

1 gram/tonne	= 0.0292 ounce per ton	= 1 ppm
1 gram	= 0.0322 troy ounce	

ITEM 5   RELIANCE ON OTHER EXPERTS

In preparing this document, the authors did not check title to the claims and hereby disclaim any responsibility for such matters. Getty Copper has had qualified persons establish the validity of the various claims that make up the Getty North property.

To the best of the authors' knowledge there are no environmental liabilities or other liens against the property. Although familiar with the assay database and geologic model, the current authors did not undertake any exhaustive checks on either the assays or the rock descriptions contained within the database at this time.

Based on the available information, the authors believe the sample preparation and assay procedures from historical drilling and other sample-collection programs, including laboratory assay quality assurance/quality control checks, were carried out by qualified individuals, firms, and laboratories to industry standards. Previous authors have performed laboratory assay quality assurance/quality control checks.

National Instrument 43-101 Technical Report on the Getty North Deposit
Getty Copper Inc.

August 2007
Project No. 061811.00

In the preparation of this NI 43-101 Technical Report, Vector incorporated information from many previous technical reports prepared on the Highland Valley Project area. Specifically, the authors reviewed the McMillan 2003 technical report and relied on that report to prepare portions of Items 3 and 6 through 18 herein. The authors believe the McMillan 2003 technical report is reliable.

ITEM 6   PROPERTY DESCRIPTION AND LOCATION

The Getty North copper deposit is a porphyry deposit located on BCGS Map Sheet 92I/056 at latitude 50° 31' 15" North and longitude 120° 59' 45" West in the Kamloops Mining Division of British Columbia, Canada (Figure 6.1). There are 26 claims (covering an area of 1,600 hectares) that form the Getty North copper property (Table 6.1), which is part of 301 contiguous claims. The Getty North property was originally called the Krain property and many historical documents refer to the property as Krain. The 301 contiguous claims cover a total area of 29,025 hectares and constitute the Getty Copper Highland Valley project.

There are no old or existing mines on the Getty North property. The property is located just north of the past-producing Bethlehem Mine property and a few kilometers north of the Valley Copper Mine (formerly called the Highland Valley Copper Mine), currently one of the largest open pit copper mines in the world.

Getty Copper Inc. acquired the Getty North property from Robak and Masco pursuant to an Agreement of Purchase and Sale dated June 30, 1992, as amended September 30, 1992, subject to 1.5% net smelter return royalty reserved in favor of Robak. Getty Copper issued escrow 5,000,000 Common Shares to Robak and 5,000,000 Common Shares to Masco as consideration for the property. After the release of the escrow shares in 1999, title to the Getty North property was fully vested in Getty Copper Inc.


YUKON TERRITORY
FORT NELSON
BRITISH
COLUMBIA
55°
135°
Queen Charlotte Islands
PRINCE GEORGE
Fraser River
ALBERTA
KAMLOOPS
GETTY NORTH PROPERTY
50°
130°
Vancouver Island
VANCOUVER
120°
UNITED STATES
115°
125°
GRAPHIC SCALE

Figure 6.1: Location of Getty North Property in the Kamloops Mining Division

National Instrument 43-101 Technical Report on the Getty North Deposit
Getty Copper Inc.

August 2007
Project No. 061811.00

TABLE 6.1
PROPERTY CLAIM DATA

TENURE NUMBER	CLAIM NAME		TENURE NUMBER	CLAIM NAME
221561	Getty #1		221574	Getty #14
221562	Getty #2		221575	Getty #15
221563	Getty #3		221576	Getty #16
221564	Getty #4		221577	Getty #17
221565	Getty #5		221578	Getty #18
221566	Getty #6		221579	Getty #19
221567	Getty #7		221580	Getty #20
221568	Getty #8		221581	Getty #21
221569	Getty #9		221582	Getty #22
221570	Getty #10		221585	Getty A fraction
221571	Getty #11		322034	GTY #1
221572	Getty #12		322035	GTY #2
221573	Getty #13		322036	GTY #3

ITEM 7   ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY

Logan Lake is the closest support community to the site and is about 15 kilometers east of the Getty North property. Access to the property is via the Bose Lake Road from the paved Bethlehem Mine Road, and forestry and drill roads provide easy access to the claims. The nearest domestic airport is located in the City of Kamloops, approximately 54 kilometers northeast of Getty North. The nearest major city is Vancouver, which is situated approximately 330 kilometers to the southwest by the Coquihalla Highway and provides access to an international airport and seaport.

National Instrument 43-101 Technical Report on the Getty North Deposit
Getty Copper Inc.

August 2007
Project No. 061811.00

The property is located on and around Forge Mountain at an elevation ranging between 1,450 and 1,830 meters. The topographic relief is moderate and the surface is covered by glacial deposits cut by recent stream channels. Small topographic highs are immediately underlain by glacial drift and Tertiary volcanic cover. The climate is characteristic of the "dry belt" of the British Columbia Interior Plateau and precipitation is about 23 centimeters annually. The seasonal climate conditions are generally moderate, although severe weather conditions can occur for isolated periods in the winter. Snowfall is usually moderate and the mean winter temperature is -6.6°C (January). Summer temperatures are cool to warm and mean temperatures are 14.1°C (July). Mining activities can proceed year round.

With the current cycle of high metal prices, it is likely that mining infrastructure and a skilled labor force are available in the Highland Valley area, especially considering that the region has a history of porphyry copper mining. The regional surface-water supply is limited, however, and previous operators in the Highland Valley area used groundwater for mining operation water supplies. A 500 KVA power line crosses the property and telephone service is available in Logan Lake and at nearby mines. It is believed that all necessary mining infrastructure such as water, power and access will be available for future mining activities.

ITEM 8 *HISTORY*

The ground was originally staked in about 1907 and minor exploration work was performed in two adits at the same elevation and about 42 meters apart. In 1960, Rio Tinto Canadian Exploration Limited obtained an option and conducted a geophysical survey and 161 meters of diamond drilling in one hole. In 1966, Canex Aerial Exploration Ltd (a subsidiary of Placer Development Inc.) completed 2,015 meters of diamond drilling in 16 holes. In 1969, Brameda Resources Ltd and Noranda Exploration Company Ltd. performed geochemical and geophysical surveys, and 957 meters of diamond drilling in seven holes. Percussion drilling in

National Instrument 43-101 Technical Report on the Getty North Deposit
Getty Copper Inc.

August 2007
Project No. 061811.00

1970 by North Pacific Mines consisted of 1,149 meters in 25 holes within the oxide zone to collect samples for leaching tests.

In 1971, Getty Pacific Mining Limited, a subsidiary of Getty Oil Company, optioned the property. Work by Getty Pacific Mining during 1971 and 1972 included induced polarization (IP) surveys over 27 line kilometers, resistivity surveys over nine line kilometers, a geochemical survey over the Krain claims, 635 meters of diamond drilling, and percussion drilling consisting of 1,765 meters within 16 drill holes. The Getty option agreement was terminated in 1974.

The property was restaked in about 1974 as the Getty 1-24 and Getty A Fr., and the Getty North deposit was located on the Getty 1-4 and Getty A Fr claims. In 1975, three percussion drill holes totaling 171 meters were drilled on the Getty 17 and Getty 19 claims approximately one kilometer south of the mineralized zone. Work conducted in 1976 consisted of drilling by W.R. Financial Consultants Ltd. which included 540 meters of percussion drilling in seven holes. TRV Minerals Corporation optioned the property in May 1980. During 1978 to 1982, TRV or its associates W.R. Financial Consultants and New Minex Resources conducted 302 meters of diamond drilling in one hole and a magnetometer survey over 90 kilometers on the Krain (Getty North) and adjacent Trojan (Getty South) properties. In 1984, Robak performed a geochemical survey comprising 119 soil, six rock and three silt samples over the Getty North property and the Transvaal property adjacent to the west.

From January 1993 to November 1997, Getty Copper conducted 36,348 meters of diamond drilling in 143 drill holes. Thus, the Getty North deposit has been systematically drilled on northeast sections 30 meters apart. In December 1997, Getty Copper retained Bateman Engineering Inc. of Denver, Colorado ("Bateman") to perform a pre-feasibility study for the oxidized part of the Getty North deposit

National Instrument 43-101 Technical Report on the Getty North Deposit
Getty Copper Inc.

August 2007
Project No. 061811.00

and the proposed Getty North copper plant. Bateman used a resource model developed by KHA Resource Modeling Inc. for preliminary mine design evaluation. Bateman recommended a full feasibility study for the Getty North deposit and additional leach and assay comparison tests that might increase the mineral resource estimates. Most recently, in 2004 and 2005 Getty Copper drilled several geophysical targets adjacent to the Getty North property.

ITEM 9   GEOLOGICAL SETTING

Regional Geology

The Highland Valley porphyry deposits are within the Guichon Creek batholith, which is one of a series of plutons associated and possibly comagmatic with the Nicola Group. The Nicola Group is a succession of Late Triassic island-arc volcanic rocks within the southern portion of the Quesnel Trough in the Intermontane belt. The Nicola Group volcanic rocks form part of a 30- to 60-km-wide northwest-trending belt extending from southern B.C. into the southern Yukon. This belt is enclosed by older rocks and intruded by batholiths and smaller intrusive rocks.

The Guichon Creek batholith is a large, composite intrusion with a surface area of about 1,000 square kilometers. A cluster of five major porphyry copper deposits lie within a 15 square kilometer zone in the center of the batholith. The Getty North property is situated just north of these deposits (Figures 9.1 and 9.2).

The batholith is a semi-concordant composite intrusive that is elliptical and elongated slightly west of north. A central, steeply plunging root or feeder zone is inferred under Highland Valley, and the major deposits lie around the projection of the feeder zone to the surface. The batholith intrudes and metamorphoses island-arc volcanic and associated sedimentary rocks of the Nicola Group, and a metamorphic halo up to 500 meters wide is developed adjacent to the contact.

National Instrument 43-101 Technical Report on the Getty North Deposit
Getty Copper Inc.

August 2007
Project No. 061811.00



Legend

Upper Triassic
Nicola Group-Eastern Volcanic Facies
Basaltic Volcanic Rocks

Late – Early Jurassic
Guichon Creek Batholith Border Phase
Quartz dioritic intrusive rocks

Pennsylvanian to Upper Triassic
Cache Creek Complex-Eastern Belt
Serpentine ultramafic rocks

Eocene
Kamloops Groups
Undivided volcanic rocks

Lower to middle Jurassic
Ashcroft formation
Mud and siltstone, fine clastic sedimentary

Miocene
Unnamed
Basaltic volcanic rocks

Eocene
Kamloops Groups
Undivided sedimentary rocks

Scale: 1: 225 600

Figure 9.1: Kamloops Mining Division map of British Columbia, showing the regional geology of the Getty North Deposit area.

National Instrument 43-101 Technical Report on the Getty North Deposit August 2007
Getty Copper Inc. Project No. 061811.00


GUICHON CREEK FAULT
SYMBOLS
Faults
Mineral Deposits
Getty Copper Inc.
ASHCROFT
Thompson River
BARNES CREEK FAULT
Getty West
Tunkwa Lake
Getty North Deposit
Getty South Deposit
Valley Pit
Bethlehem Pits
JA Deposit
SPENCES BRIDGE
HIGHLAND VALLEY FAULT
LORNEX FAULT
Lornex Pit
Highmont Pits
SKUHUN CREEK FAULT
Nicola River
0 10 kilometers
Craigmont Pit
TERTIARY
Kamloops Group
CRETACEOUS
Spences Bridge and Kingsvale Goups
JURASSIC
Ashcroft Formation
TRIASSIC-JURASSIC GUICHON CREEK BATHOLITH
YOUNGER PHASES
Post-Bethsaida Dikes and Breccias
Bethsaida Phase
Skeena Variety
Post-Bethlehem Dikes and Breccias
Bethlehem Phase
OLDER PHASES
Highland Valley Phase
Guichon Variety
Chataway Variety
Border Phase
TRIASSIC COUNTRY ROCK
Nicola Group
GRAPHIC SCALE

Figure 9.2: Generalized geology of the Getty North Deposit Region showing location of major porphyry Cu-Mo deposits in the area

Rocks at the border of the batholith are older and more mafic, and successive phases moving inward toward the core are younger and more felsic. Although contacts can be sharp, they are generally gradational and chilled contacts are not common. Variations in the batholith geochemistry indicate local areas of assimilated country rock in the border zone and roof pendants in the intrusion. In outcrop, these areas have inclusions of amphibolite and "granitized" metamorphic rocks and compositional variations.

Two younger volcanic-dominated successions are important in the area. First, a northwest trending belt of Cretaceous continental volcanic and sedimentary rocks of the Spences Bridge Group unconformably overlie both the Nicola Group country rock and intrusive rocks along the southwest flank of the batholith. Distribution of the Spences Bridge Group rocks was locally controlled by reactivation of older faults that were important mineralization conduits in the batholith, such as the Lornex fault. Second, continental volcanic and sedimentary rocks of the Tertiary Kamloops Group cover extensive areas of the batholith and also overlie Triassic and Jurassic rocks from north of Highland Valley to the Thompson River. These also form isolated outliers and local intrusive centers south of the Highland Valley.

Local Geology

The Getty North (formerly known as Krain) deposit lies on the southern boundary of an extensive area of post-mineral cover consisting of continental volcanic and interbedded sedimentary rocks of the Eocene Kamloops Group. These rocks overlie plutonic rocks of the Guichon Creek batholith. Mineralization occurs within quartz diorites of the Highland Valley phase (Guichon variety) of the batholith, and within younger small stocks and anastomosing dikes. The stocks and dikes resemble quartz diorites of the Bethlehem phase of the batholith. The Kamloops Group rocks cover the northern half of the mineralized zone, and there is an older well-developed oxidized cap which extends to a depth of more than 100 meters.

Fractures and faults are prominent, and the areas of highest fracture density are also the zones of best mineralization. The areas of higher fracture density are adjacent to the stock. Sets of steeply dipping north and northeast trending faults are dominantly post-mineralization. Kamloops Group rocks are restricted almost entirely to down-faulted blocks, and associated vertical offsets have been identified by drilling.

ITEM 10   DEPOSIT TYPE

Significant porphyry deposits in the Guichon Creek batholith are confined to the central part of the intrusion. Previous authors relate mineralization to water saturation in the evolving crystallizing magma that allowed separation of a fluid phase, and the metals and other mobile elements were scavenged into this fluid. The first mineralizing event also corresponds with the first major episode of dike emplacement and breccia-pipe formation in the batholith. The second and most significant mineralizing event followed emplacement of the youngest major phase of the batholith. Some dikes and breccia formation occurred during this event, but large zones of shattering that host mineralization are more significant.

Most copper and molybdenum mineralization in the Highland Valley deposits is fracture controlled. As a generalization, better grades occur where fracture density is higher or where several sets of fractures overlap. Disseminated mineralization is present and sulfide minerals also occur in alteration zones that fringe veins and fractures.

The batholith is internally subdivided into segments by north- to northwest-striking faults. The major north-striking structures are the Lornex and bounding Guichon Creek faults, and the major northwest-striking structures occupy from south to north Skuhun Creek, Highland Valley and Barnes Creek. Large-scale tension

National Instrument 43-101 Technical Report on the Getty North Deposit
Getty Copper Inc.

August 2007
Project No. 061811.00

fractures have orientations similar to those of the faults, such as northwest-striking Gnawed Mountain dike and the northwest-striking zone of dike swarms extending from the Skuhun Creek fault to the Barnes Creek fault.

Northerly, northwesterly and northeasterly faults and fractures dominate the structural fabric of the region. The faults originated prior to mineralization and have been periodically reactivated. They apparently channeled hydrothermal fluids into faulted, fractured and brecciated sites where they deposited metallic minerals. Tertiary block faulting created a horst and graben pattern that controlled development of the present landscape. This pattern also controlled the level of erosion and consequently the depth of exposure of the ore deposits. Depth of emplacement of the deposits was inferred based on the host rocks, variations in the intensity of alteration, and the presence of porphyry dike swarms and breccias.

The Getty North deposit occurs as a partially buried porphyry copper system at least 350 meters wide, at least 500 meters long, and with a depth of at least 450 meters. Primary mineralization consists of chalcopyrite, bornite, chalcocite, molybdenite, and pyrite which occur as disseminations, specks, and fracture fillings within Guichon Quartz Diorite. The diorite has been intruded by younger porphyry. The copper zone is cylindrical in plan view with the axis plunging to the southeast. An oxide zone forms a cap of secondary copper minerals at and near the surface in the northern part of the deposit. The copper mineralization in the Getty North Deposit forms a mineralized body over 300 meters thick.

ITEM 11   MINERALIZATION

The Getty North deposit occurs within a broad northwest-trending zone characterized by numerous sub-parallel northwest-tending porphyry dikes. There are also prominent fracture-related, non-pervasive, chlorite-epidote-chalcopyrite+/-pyrite and bornite hydrothermal vein and fracture selvage assemblages. Smaller

National Instrument 43-101 Technical Report on the Getty North Deposit
Getty Copper Inc.

August 2007
Project No. 061811.00

zones of pervasive chlorite-clay alteration, some containing strong chalcopyrite mineralization, occur frequently at the margins of the porphyry dikes.

Mineralization and alteration are closely associated with an elongated 1,000 by 200 meter dike-like stock, which is exposed at the center of the deposit. The exposed portion appears to be a cupola-like projection which developed above the stock. To the northwest and southeast along strike, the apex of the stock plunges gently away from the Getty North deposit and the lateral contacts dip about 70 degrees southwestward. Fracturing, brecciation, alteration, and mineralization are developed in and around the central cupola-like core, and along the upper surface of the stock.

Well-defined zonal patterns of primary sulfide mineralization and argillic alteration occur around the core area. Within the core and near the contacts of the stock, chalcopyrite-bornite assemblages are found associated with molybdenite-bearing quartz veinlets. Peripheral to this mineralization, chalcopyrite-pyrite assemblages occur in stockwork fracture-fillings in which pyrite becomes more abundant outward, both within the wall rocks and the stock. Maximum sulfide content is about 5% and occurs in a zone approximately coincident with the outer limit of 0.1% copper grades.

The oxidized cap is covered by post-mineralization Kamloops Group rocks. Hypogene sulfides within this cap have been totally destroyed. In contrast, sulfides occur at surface within the southern part of the deposit where Pleistocene glaciation has removed most of the oxidized zone. The overall average oxide copper grade is about 20% higher than the overall average sulfide copper grade, suggesting that copper enrichment has occurred within the cap. Malachite is the most abundant copper mineral, but chrysocolla, azurite, cuprite, and chalcocite are common.

These minerals form very prominent fracture coatings and fill cavities previously occupied by sulfides. Minor cuprite and disseminated native copper are found in the outer parts of the deposit. Chalcocite occurs as thin coatings on corroded grains of sulfide within zones extending through the lower meter of oxidized rock to the upper few meters of the primary sulfide zone. Chalcocite is sufficiently abundant to significantly impact the grade of the deposit.

The Getty North deposit displays a strong genetic relationship with a small stock which intrudes Guichon quartz diorite. This makes the deposit different from most copper deposits within the Guichon Creek batholith. The texture of the stock resembles the Bethlehem phase of the batholith, and a cupola-like part of it forms a core about which strong zonal patterns of fracture intensity, sulfide and hydrothermal alteration mineralogy, and copper grade are developed.

The total destruction of sulfides within a thick oxidized cap resulted in some secondary chalcocite enrichment. Conversely, the oxidized cap itself appears to have become enriched in copper. Downward migration of copper was inhibited and ultimately the oxidized zone became enriched.

Figure 11.1 shows a schematic representation of the geology and copper mineralization zones of the 1360SE Section. It is apparent from this section that copper mineralization is open to the southwest and at depth in the central part of the deposit. Similar observations were noted on sections 1300SE through 1390SE and sections 1420SE through 1630SE, and these areas are thus future drilling targets.


LEGEND
RECENT
OB Overburden
EOCENE
TD Tertiary Dyke
TV Tertiary
TRIASSIC/JURASSIC
DY Dyke
CFP Crowded Feldspar Porphyry
G Guichon
Oxide Zone
Mineralized Zone
Grade Total Cu %
0.1–0.2
0.2–0.3
> 0.3
Proposed Holes
-50°/150m
0 25 50 75 100m
Scale 1:1,000
Section Looking Northwest
Getty Copper Inc.
Getty North
Section 1360 SE
Geology/Mineral Zone
Date 02/24/98
Scale 1:1,000
Geologist VAP
Dwn By LAM\LC
Dwg d:\sections\s1360se

Figure 11.1: Section 1360SE Geology and Copper Mineralization Zones

ITEM 12 EXPLORATION

The property has been explored intermittently since the 1950's with the work consisting of trenching and bulk sampling, aerial photographic surveys and base map production, diamond and percussion drilling, geological mapping, assaying, induced polarization and magnetics geophysical surveys, soil geochemical surveys and metallurgical testing.

Prior to the acquisition of the Getty North property by Getty Copper Corp from Robak and Masco, Robak held the Getty North Property for approximately two decades. During that period, over $350,000 was spent on exploration work on the

property consisting of silt and soil sampling, trenching and bulk sampling. Since the date of Getty's acquisition of the Getty North Property to December 31, 2006, the Company has completed over $8.5 million of exploration work on the property and adjacent areas, consisting of aerial photographic surveys, diamond drilling, bulk sampling, geological assessments and assaying, geophysical and geochemical surveys, and metallurgical testing. Diamond drilling totaled 36,346 meters in 143 holes, as well 23 kilometers of induced polarization survey, 23 kilometers of geochemical soil sampling survey, and detailed geological mapping were conducted.

ITEM 13   DRILLING

Based on available historic information to date for the Getty North Deposit, diamond drilling has totaled 46,490 meters in 210 holes and percussion drilling has totaled 5,724 meters in 74 holes. Drilling during the period from January 1993 to December 1997 included 36,348 meters of diamond drilling in 143 holes. Drill core acquired was logged by geologists and mineralized sections were selected for assay. In 1997, Getty Copper conducted a $3 million program of drilling and sampling on the Getty North property. Within a year, 64 diamond drill holes were completed totaling 17,445 meters. These holes were drilled on sections 30 meters apart to provide the density of data points required for an independent mineral resource estimate. The deposit overall has been systematically drilled on northeast-oriented sections established 30 meters apart.

During the years 2004 and 2005, Getty Copper conducted exploratory drilling on the "North Extension" of the Getty North Deposit targeting a geophysical IP anomaly. Eight diamond drill holes were completed with a total drilled length of at least 661 meters. The eight holes were drilled between one and up to four kilometers north of the Getty North property testing a distinct mineralized zone separate from the Getty Deposit.   The 2004-2005 exploratory drill program is considered regional exploration that is separate from the exploration and development drilling on the Getty North Deposit proper.

Figure 13.1 shows the location and orientation of the drill holes on the Getty North Deposit and Table 13.1 gives a summary of drilling by year. To summarize Table 13.1, there are 284 drill holes on the Getty North property with a total drilled length of approximately 52,214 meters.

ITEM 14   SAMPLING METHOD AND APPROACH

Documents reviewed indicate that sampling procedures were carried out under the supervision of professionals who ensured that sampling procedures were of the high standard. Drill core was mechanically split by a technician working for Getty Copper. One half of the split core was submitted for preparation and analysis, and the other half was catalogued and stored on site. Each sample submitted for assay represented a 2-meter length of drill core, and the core splitter was cleaned between samples to avoid cross contamination.

Information from Getty reports indicate that core recovery was generally excellent. The drill hole orientations varied in accordance with the geology. The samples collected for assay were representative of the mineralization at Getty North. Sampling methods and procedure were reviewed by Bateman, who concluded that the methods were of a high standard. However, it has been noted by previous authors that chalcocite was typically washed away during drilling and higher grades will most likely be observed during development of the deposit.



Figure 13.1: Location and Orientation of Drill Holes

National Instrument 43-101 Technical Report on the Getty North Deposit
Getty Copper Inc.

August 2007
Project No. 061811.00

TABLE 13.1
SUMMARY OF DRILLING ON THE GETTY NORTH DEPOSIT
1956 TO 1997

PERIOD	COMPANY	TYPE	HOLES	METERS
1956-1957	Northlodge Copper Beaverlodge Diamond Uranium-Farwest Tungsten Group	Diamond	27	2,995
1957-1959	Kennecott Copper	Diamond	2	345
1964-1965	North Pacific Mines	Diamond	8	2,349
		Percussion	17	806
1965-1966	Canex Aerial Exploration (previously known as Placer Development Inc.)	Diamond	16	2,015
1967	Isaac Schulman Syndicate	Diamond	4	846
1968-1969	Noranda Exploration	Diamond	7	957
1970	North Pacific Mines	Percussion	25	1,149
1971-1972	Getty Pacific Mining	Percussion	16	1,765
		Diamond	3	635
1972-1973	Quintana Minerals	Percussion	16	2,004
1993	Getty Copper Corp.	Diamond	5	558
1995	Getty Copper Corp.	Diamond	33	7,653
1996	Getty Copper Corp.	Diamond	41	10,692
1997	Getty Copper Corp.	Diamond	64	17,445
	Subtotal	Diamond	210	46,490
	Subtotal	Percussion	74	5,724
	Total: Diamond + Percussion		284	52,214

National Instrument 43-101 Technical Report on the Getty North Deposit
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Project No. 061811.00

ITEM 15   SAMPLE PREPARATION, ANALYSIS, AND SECURITY

Samples from earlier exploration drilling programs at Getty North appear to have been analyzed by reputable independent analytical laboratories in accordance with accepted industry practices of the time. All samples were shipped to Eco-Tech Laboratories in Kamloops, British Columbia, where they were crushed, pulverized and split according to standard industry practices before analyses were performed. Check assays were also completed by ALS Chemex. Eco-Tech Laboratories stored the samples for future reference. The unused splits were returned to Getty Copper in plastic bags, and Getty Copper stored those split samples for potential further testing.

Drill core samples that were not assayed and the other halves of split cores are stored in the Getty office-warehouse in a locked and alarmed warehouse and locked storage. Eco Tech performed testing for presence of base metals (copper and molybdenum) and some precious metals (silver and gold), and environmental quality of soil and water.

ITEM 16   DATA VERIFICATION

All data in this Technical Report was supplied by Getty Copper for use in assessing the resources of copper present on the Getty North property. There was no attempt made by the current authors to verify the exact drill-hole locations, orientations, or depths, nor the assay results in the assay database. The documents reviewed appear reliable and nothing came to the author's attention that would indicate the information was unreliable. Available references indicate that Eco Tech Analytical Laboratories used appropriate sample standards and blanks during the drilling programs, and ALS Chemex conducted check assay procedures. The authors presume this information has been prepared by qualified individuals and has not been misrepresented in the existing reports.

Reports reviewed indicate that laboratory standards were inserted into the sample stream according to a randomized method to provide an external check of assay values. Further quality control was attained by using a randomized method to select returned assay sample splits to ALS Chemex Labs Ltd. in Vancouver for assay analysis checks. Both Eco-Tech and ALS Chemex are accredited laboratories and assays were carried out by professional assayers certified by the Province of British Columbia.

A thorough review of the information present at Getty Copper's Logan Lake and Coquitlam offices was conducted by Craig L. Parkinson. It is Vector's opinion that the historic exploration and development methods used to evaluate the copper content and geology of the property were of high quality and conducted by professionals utilizing standards commonly used in the mining industry.

ITEM 17   ADJACENT PROPERTIES

The Getty North property is directly north of the Highland Valley Copper (HVC) mine claims and mining leases. The HVC operation includes the past producing Bethlehem Mine, and the currently producing Highland Valley mines. The HVC operation is the largest operating base metal mine in Canada based on tonnes of ore and waste moved per day.

ITEM 18   MINERAL PROCESSING AND METALLURGICAL TESTING

Mineral speciation studies and mineralogical analysis were carried out in 2001 by G&T Metallurgical Services Ltd on five samples of oxide mineralization from Getty North. The studies indicate that secondary (oxide) copper minerals account for the bulk of the copper present in the samples. In one sample, oxide copper was 60% and in the other four samples it was about 90% of the total copper minerals, with the remaining copper content occurring as chalcopyrite.

National Instrument 43-101 Technical Report on the Getty North Deposit
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August 2007
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Beattie Consulting Ltd (1997 and 1998) carried out copper leaching tests on oxide material of six composite samples from the Getty North deposit. Column leaching tests discovered that leaching was sensitive to particle size and required crushing to minus ¾-inch to be more effective. A minus ¾-inch product indicated that 82.4% of the total copper in a sample could be recovered in 120 days. A bacteria-assisted leach test on sulfide material recovered 74% of the contained copper, but the sample was very finely ground. Further testing would be needed to evaluate recovery rates on size ranges more akin to leach dump material.

Bacon, Donaldson and Associates Ltd (1989) performed bottle roll and two-stage column leach tests on Getty North samples. The results of bottle roll tests indicate that the copper extraction increases as the ore is crushed finer, consistent with overall industry experience. The use of a ¾-inch top-size appears to be practical and results in a copper extraction of greater than 70%, generally considered a very good recovery in copper heap leaching. During the first stage the copper extraction was 61.8% in 50 days of leaching. The second stage of leaching in larger diameter column increased the overall extraction to approximately 80% over a total of 65 days.

An Interim Scoping Study was conducted by Innovat Limited to investigate alternatives to a heap leach/SX/EW cathode copper plant suggested by Bateman (1998). The scoping study examined continuous vat leaching and the production of copper sulfate and compared this to production of cathode copper and copper powder. Based on this preliminary study and cursory market information, the production of copper powder appears to generate the best economics. Bateman also recommended developing an economic pit design and conducting bulk heap leach pilot tests prior to a feasibility study.

ITEM 19   MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

The authors evaluated the mineral resource model for the Getty North project based on the available geological and assay information provided by Getty Copper. The resource classification conforms to the CIM classification of the Canadian National Instrument 43-l0l resource and reserve definitions. The geological resource model was prepared by KHA Resource Modeling Inc. (KHA), whose staff includes geologists and mine development-design specialists with experience in precious- and base-metal operations worldwide.

KHA is familiar with the Getty North deposit and have verified drill hole and sample locations, and verified the accuracy of the drill results and assay database. They utilized numerous geologic and drill assay cross sections, plan maps showing the assay results, and elevation maps depicting copper resource blocks. Using these maps and sections, the width, length, and depth of individual mineralized blocks within the oxide and sulfide mineralized zones were measured. The tonnes and grade of specific zones and blocks were calculated to estimate the copper resources at the Getty North deposit. Mr. Parkinson reviewed the geologic and mineral resource model documents prepared by KHA, and found the input parameters, methods, and output results of the resource estimate to be reasonable and consistent with industry standards.

The CIM Definition Standards state, in part, that a mineral resource is an occurrence of natural solid material in the Earth's crust in such form, quantity, and quality (grade) that the material has a reasonable prospect for economic extraction. The authors of this Technical Report believe that the location, quantity, grade, continuity, and geologic characteristics of the Getty North mineral resource are known and have been adequately interpreted from the available geologic evidence, data, and analytical test results.   The Getty North mineral resource has a reasonable prospect for economic extraction by modern surface and underground mining methods, and under current metal prices and economic conditions.

The drill-hole database used for the current resource study of the Getty North project consists of at least 284 drill holes with a total drilled length of 52,214 meters (see Item 13). The mineralization of the Getty North deposit was discussed in Item 11, and a representative section depicting the geology and mineral zones was provided as Figure 11.1 (Section 1360SE). Section 1360SE is one of 16 sections oriented northeast–southwest constructed across the Getty North Deposit (Sections 1240SE through 1690SE) as shown on Figure 13.1. Mineralized resource blocks were constructed from drilling and sample assay results, and the blocks were then depicted on sections respective of the geology and mineralization sections (Sections 1240SE through 1690SE). An example of the resource blocks evaluated for Section 1360SE is provided in Figure 19.1.

In December 1997, Getty Copper requested Bateman of Denver, Colorado, to perform a feasibility outlook study for the oxidized part of the Getty North Deposit and the proposed Getty North copper plant. Bateman reviewed drill and geological data for the Getty North deposit with regard to the pre-feasibility study. They concluded that the geology data was of excellent quality and complete, and representative of the deposit. The geologic model was prepared by V. Preto, PhD, P.Eng., based on 16 northeast-oriented cross sections spaced at 30-meter intervals. Drilling and sampling were also deemed adequate to proceed to pre-feasibility study. Bateman also noted the assaying methodology used by Eco-Tech Laboratories is likely to under-report the copper content in samples, which tends towards conservative resource estimates.

National Instrument 43-101 Technical Report on the Getty North Deposit
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Figure 19.1: Section 1360SE Copper Resource Blocks

The resource modeling methodology used by KHA Resource Modeling, Inc. is reasonable and was conducted in a manner generally accepted by the industry. The calculations are based on a review of level plans and on a computer generated block model using MEDSYSTEM mine evaluation software, a well established and proved methodology. Because the model was used to estimate resources and not reserves, allowance for pit design or mining dilution was not considered in the calculations. The deposit appears open to expansion at depth and to the northwest, southwest, and southeast, where large favorable anomalies have been identified. Further drilling and testing are recommended in those areas.

The resource estimation results are in agreement with calculations carried out previously by Watts, Griffis and McOuat. Mineralized material is defined as a mineralized body that has been delineated by appropriate drilling and/or underground sampling to support a sufficient tonnage of average grade of metals.

Currently, the Getty North Deposit has sufficient exploration and development work for the determination of indicated and inferred mineral resources. The work accomplished to date has been surface sampling and sampling of exploration diamond and percussion drill holes to test the continuity of the mineralized blocks. Additional drilling, sampling, and analysis are necessary to upgrade the resource classifications to measured mineral resources.

Indicated and Inferred Mineral Resources

The CIM Definition Standards states, in part, that an Indicated Mineral Resource is part of a mineral resource in which the quantity, grade, density, shape, and physical characteristics are well established and conform to part 1.3 and 1.4 of Companion Policy 43-101CP to NI 43-101. These parameters were estimated with a level of confidence sufficient to allow the appropriate application of technical and economic factors for a preliminary evaluation of the economic viability of the deposit.

The Indicated Mineral Resource estimate in this Technical Report was based on detailed reliable exploration and testing data gathered from outcrops, pits, and drill holes spaced closely enough for geological and grade continuity to be reasonably assumed.   An Inferred Mineral Resource is based on geologic evidence, historic and modern sampling, and reasonable geologic and grade continuity assumptions under part 1.3 and 1.4 of Companion Policy 43-101CP to NI 43-101. The Inferred Mineral Resource estimate presented in this Technical Report is based on geologic information and sample assay data obtained by appropriate techniques from outcrops and drill holes. Assays from drilling were used for estimates of tonnes of material and potential grade. Data produced by previous workers were assumed to be correct based on their reputation in the industry, and were thus used in the estimates without independent verification.

The indicated and inferred resource estimates for the Getty North Deposit are based on estimates of the length, width and down-dip extension of the mineralized zones for each block in the resource model. The strike length of known mineralized structures is in excess of the lengths used for each individual block. The indicated and inferred mineral resources are composed of numerous mineralized blocks projected from drill intercepts and mineral continuity data collected from surface sampling. Configuration and estimates of grades of the resource blocks are based on drill intercept data and on direct observation on the surface.

The resource blocks evaluated by KHA are shown diagrammatically in section view in Figure 19.1 based on the 1360SE Section. The geologic and mineralized zones are depicted in section view in Figure 11.1. KHA incorporated maps of surface exposures, drill data, geologic information, cross sections, and various reports during the course of calculating the indicated and inferred resources at Getty North using a cut-off grade of 0.2% and 0.3% copper. The deposit consists of an upper oxide zone and a lower sulfide zone.

During the evaluation of the mineral resource estimates contained in this Technical Report, the authors followed the requirements stated within the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards, November 22, 2005, excerpts of which follow:

> "Due to the uncertainty which may attach to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration. Confidence in the estimate is insufficient to allow the meaningful application of technical and economic parameters or to enable an evaluation of economic viability worthy of public disclosure. Inferred Mineral Resources must be excluded from estimates forming the basis of feasibility or other economic studies.

> "Mineralization may be classified as an Indicated Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such as to allow confident interpretation of the geological framework and to reasonably assume the continuity of mineralization. The Qualified Person must recognize the importance of the Indicated Mineral Resource category to the advancement of the feasibility of the project. An Indicated Mineral Resource estimate is of sufficient quality to support a Preliminary Feasibility Study which can serve as the basis for major development decisions."

The summary of resource estimate by KHA from the geological model for drilled indicated and inferred resources of oxide and sulfide calculated at 0.2% and 0.3% copper cut-off grades are presented in Tables 19.1 (a) & (b).

The authors believe that there are no environmental, permitting, legal, taxation, marketing or political factors that are known to exist that might impact the indicated and inferred mineral resources described above. Because this is an

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historic mining area that has produced in the past, no unusual mining problems are anticipated to exist.

TABLE 19.1
SUMMARY OF GETTY NORTH MINERAL RESOURCE ESTIMATES

(a) Cut-Off Grade = 0.2% Copper

RESOURCE ZONE	RESOURCE TYPE	TOTAL RESOURCE (millions of tonnes)	GRADE (% Cu)	POUNDS OF COPPER (millions)
Oxide	Indicated	6.453	0.541	76.98
	Inferred	0.429	0.416	3.94
Sulfide	Indicated	25.653	0.432	244.36
	Inferred	7.821	0.352	60.70
Total	Indicated	32.106	0.454	321.34
Total	Inferred	8.250	0.355	64.64

(b) Cut-Off Grade = 0.3% Copper

RESOURCE ZONE	RESOURCE TYPE	TOTAL RESOURCE (millions of tonnes)	GRADE (% Cu)	POUNDS OF COPPER (millions)
Oxide	Indicated	6.324	0.547	76.28
	Inferred	0.281	0.510	3.16
Sulfide	Indicated	24.406	0.440	236.79
	Inferred	3.702	0.448	36.57
Total	Indicated	30.730	0.462	313.07
Total	Inferred	3.983	0.452	39.73

ITEM 20   OTHER RELEVANT DATA AND INFORMATION

There is no other relevant data or information to be included in this report.

ITEM 21   INTERPRETATION AND CONCLUSIONS

The Getty North deposit is a historic mining property in an area with significant exploration and development for copper mineralization. It is in an area with on-going copper production, the Highland Valley area. The deposit appears to be open at depth and laterally along strike, especially to the northwest, southwest, and southeast. Additional exploration and development work is warranted to identify the vertical and horizontal extent of copper mineralization. The deep portions of the project area make excellent drilling targets for resource expansion, and these deep zones offer potential for underground mining methods. The results of the additional work may be sufficient to raise the indicated and inferred mineral resources classification to the level of measured mineral resources.

The Getty North area exhibits significant copper mineralization within a favorable geologic province. Additional development activities may indicate it is possible to incorporate both surface and underground mining operations to increase the economic viability of the project.

ITEM 22   RECOMMENDATIONS

The following recommendations are offered to Getty Copper Inc. to further define copper resources on the Getty North Deposit property and to raise the mineral resource classification to measured resources:

- Conduct in-fill diamond drilling as needed to further define the resources on sections that lack adequate definition drilling.

- Conduct additional deep exploratory drilling to examine the vertical extent of copper mineralization in the underlying sulfide zone. At least two (2) in-fill diamond drill core holes should be drilled to a depth of 500 meters, one on Section 1390SE and one on Section 1420SE. At a cost of approximately $200 per meter including mobilization-demobilization, drilling, assaying, geologic supervision, and contingencies, this deep drilling program of 1,000 meters would cost at least $200,000.

  Conduct additional exploratory drilling to examine the lateral extent of copper mineralization to the northwest, southwest, and southeast. At least eleven (11) diamond drill core holes are recommended, some of which should be drilled to a maximum depth of 500 meters. At a cost of approximately $200 per meter including mobilization-demobilization, drilling, assaying, geologic supervision, and contingencies, this lateral drilling program 5,500 meters would cost at least $1.1 million.

  The deep and lateral drilling programs would consist of a total of 6,500 meters at an estimated cost of at least $1.3 million. It is recommended that Getty Copper prepare a budget of $1.5 million for the deep and lateral drilling programs.

- Obtain all the required environmental permits for future exploration and development activities.

- Evaluate the most cost-effective and efficient procedures for combining open-pit mining of the near-surface copper mineralization with mining the deeper copper mineralization using trackless underground methods.

- Strip and bulk-sample the surface oxide zones to establish representative geologic controls, structure orientation, and copper grade continuity in an effort to upgrade the resource classification to measured. Assays of bulk rock samples will provide better grade determinations than diamond and percussion drilling.

ITEM 23   REFERENCES

Ager, C.A., McMillan, W.J., and Ulrych, T.J., 1973: Gravity Magnetics and Geology of the Guichon Creek Batholith, British Columbia Ministry of Energy, Mines and Petroleum Resources, Bulletin 62.

Bacon Donaldson and Associates: Various reports and memos.

Bateman Engineering Inc., April 29, 1998: Feasibility Outlook (Mine and Process Design), Getty North Mine and SX-EW Cathode Copper Plant, Unpublished report submitted to Getty Copper Corporation.

Bateman Engineering Inc., May 5, 1998: Project Assessment Report Getty North Deposit, Unpublished report submitted to Getty Copper Corporation.

Beattie Consulting Ltd., February 1997: Flotation Testing of Getty North Sulfide Samples, Unpublished report submitted to Getty Copper Corporation.

Beattie Consulting Ltd., September 1996: Column Testing of Bulk Sample from Getty North Deposit, Unpublished report submitted to Getty Copper Corporation.

Beattie Consulting Ltd, July 1998: Summary Report of Getty North Copper Leaching Testwork, Unpublished report submitted to Getty Copper Corporation.

Canadian Exploration Limited, April 12, 1965: Memorandum Krain and Trojan Properties.

Canadian Institute of Mining, Metallurgy and Petroleum, 2004: CIM Definition Standards on Mineral Resources and Mineral Reserves.

Canex Aerial Exploration Ltd., August 1965: North Pacific Mines Ltd.- Krain
    Property, Kamloops M.D.

Canex Aerial Exploration Ltd., March 1971: Krain Copper Deposit, Highland
    Valley, BC.

Canex Aerial Exploration Ltd., June 1971: Summary of Ore Reserves, Krain.

Casselman, M.J.; McMillan, W.J.; and Newman, K.M.; 1995: Highland Valley
    Porphyry Copper Deposits near Kamloops, British Columbia: A Review and
    Update with Emphasis on the Valley Deposit.

Ellett, Wade N., (Bateman Engineering Inc.) May 5, 1998: Project Assessment
    Report, Getty North Deposit, Unpublished report submitted to Getty Copper
    Corporation.

Frye, Art (KHA Resource Modeling Inc.), September 1997: Getty Copper Corp.
    Resource Calculation.

Gower, Stephen C., P.Geo., and Niessen, Verne W.; March 1996: Report on Diamond
    Drilling on the Getty North Property Consisting of Getty 1-22, "A" Fr. Getty
    1-3. DDH 95-29, DDH 95-30, Unpublished report submitted to Getty Copper
    Corporation.

Gower, Stephen C., P.Geo., (Gower Thompson and Associates Ltd), August 1993:
    Assessment Report Drilling & Metallurgy on the Getty North Property &
    Surrounding Claims, Unpublished report submitted to Getty Copper
    Corporation.

Gower, Stephen C., P.Geo., (Gower Thompson and Associates Ltd), February 1990:
    Bulk Sampling and Metallurgical Studies on the Getty Claims Highland
    Valley Area.

Klemens, W.P., PhD, 1997: Geological maps for the Getty North and Transvaal
    areas.

M. Miles and Associates Ltd., February 2002: Getty Copper Corporation
    hydrometric studies 1998-2001, Getty North Project.

McCombe, Deborah A., P.Eng., 1997: Preliminary Resource Estimates, Getty North
    Deposit.

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McCombe, Deborah A., P.Eng., 1997: Geological Modeling and Resource Calculations, Getty North Deposit.

McMillan, W.J., PhD, P.Eng., February 2003: The Getty Copper Highland Valley Project Reports: A Technical Review.

Ministry of Energy, Mines and Petroleum Resources, Government of British Columbia, Website Minfile No. 092INE038

Morgenthaler, Lyle, P.Eng., December 1997: Getty North Deposit, Geological & Grade Block Modeling Report on the Getty Property, Unpublished report submitted to Getty Copper Corporation.

Newman, Kevin M., P.Geo., November 1997: Getty North Deposit- Modeling and Resource Calculations, Unpublished report submitted to Getty Copper Corporation.

Northcote, K.E., PhD, P.Eng., 1969: Geology and Geochronology of the Guichon Batholith.

Oliver, J., PhD, P.Geo., October 2001: Report on the geology of the North Valley and Glossie Mineral Occurrences, Getty Copper's Highland Valley Project, Unpublished report submitted to Getty Copper Corporation.

Osmond, David S. (Gartner Lee Ltd) and Perry, Bruce J., June 1998: Preliminary Environmental Assessment and Issues Scoping for the Getty Copper Highland Valley Project, Unpublished report submitted to Getty Copper Corporation.

Pentland, W.S., 1965: Krain and Trojan Properties Highland Valley B.C.

Perry, Bruce J., PhD, October 1997: Report on a Soil Geochemical Survey Performed on the Glossie Zone Grid of the Getty Copper Highland Valley Project, British Columbia, Canada (May 1997 - October 1997), Unpublished report submitted to Getty Copper Corporation.

Perry, Bruce J., PhD, December 1996: Report on Diamond Drilling at the Getty North (Krain), Getty South (Trojan/South Seas) and Getty West (Transvaal) Areas, Highland Valley, British Columbia, Canada. (July 15, 1995 - November 30, 1996), Unpublished report submitted to Getty Copper Corporation.

Perry, Bruce, PhD, and Preto, Vic, PhD, P.Eng., Various faxes and memos

Preto, V.A., PhD, P.Eng, 1997 and 1998: Diamond drill plan and geological cross sections for the Getty North deposit.

Preto, V.A., PhD, P.Eng and Perry, B.J., PhD, FGAC, September 1997: Assessment of work to date and recommendations for future work for properties under option from Robak Industries Ltd. and Globe Resources Inc.

Skopos, Michael J., P.Geo., 1996: Geology and Evaluation Report of the Getty Copper Project.

Soever, Alar, P.Geo., and Kociumbas, M., 1996: Resource Estimate, Getty North Zone.

Soever, Alar, P.Geo., March 28, 1997: Update Report Getty Copper Project.

Watts, Griffis and McOuat, 1996: Report on the Highland Valley Porphyry Copper Property of Getty Copper Corp.

Watts, Griffis and McOuat, March 5, 1997: Summary of the 1996 Exploration Program on the Highland Valley Porphyry Copper Property of Getty Copper Corp.

Watts, Griffis and McOuat, 1997: Getty Copper Corp. Highland Valley Project Summary.

Watts, Griffis and McOuat: Various Letters, Faxes and Memorandums.

Wells, R.C., P.Geo., September 2001: Petrographic report on samples from the Getty North deposit.

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ITEM 24   DATE AND SIGNATURE

CERTIFICATION OF AUTHOR

I, Craig L. Parkinson, P.G., hereby certify that:

1. I am a United States citizen residing at 13800 Gold County Drive, Penn Valley, California 95946 USA.

2. I graduated from the University of Nevada, School of Mines (M.Sc. Hydrogeology) in 1993, the University of Idaho, College of Mines (M.Sc. Mining Geology) in 1984, and Cornell College, Iowa (B.Sc. Geology) in 1980.

3. I am a professional geologist registered in the State of California (#6058) and a member of the American Institute of Professional Geologists (CPG #10098).

4. I have experience in my profession since 1981 in the field of exploring, developing, and producing precious metals, base metals, and aggregates.

5. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

6. The Technical Report is titled "National Instrument 43-101 Technical Report of the Getty North Copper Deposit, Kamloops Mining Division, British Columbia, Canada" dated August 22, 2007 and I coauthored the entire document. I visited the property on May 7, 2007.

7. I have not had prior involvement with the property that is subject of this Technical Report.

8. As of the date of this certificate, to the best of my knowledge, information, and belief, the Technical Report contains all the technical information that is required to be disclosed to make the Technical Report not misleading.

9. I am independent of Getty Copper Inc. applying the tests in Section 1.4 of National Instrument 43-101.

10. I have read NI 43-101 and Form 43-101F1 and the Technical Report has been prepared in compliance with that Instrument and form.

Prepared in Grass Valley, California on August 22, 2007.



Craig L. Parkinson, P.G
Professional Geologist- California #6058



National Instrument 43-101 Technical Report on the Getty North Deposit
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Project No. 061811.00

CERTIFICATION OF AUTHOR

I, Mark E. Smith, P.E., G.E., hereby certify that:

1. I am a US citizen and reside at 245 Cornwall Ave, Grass Valley, California, USA.

2. I am a registered civil and geotechnical engineer in the State of California (#CE35469 and #G2082), a registered professional engineering and water rights surveyor in the State of Nevada (#6546 and #701) and a registered professional engineer in several other States including Idaho, Texas, Utah and South Dakota.

3. I am a Registered Member of the Society for Mining, Metallurgy & Exploration (#3005800).

4. I am a member of the Instituto de Ingeníeros de Minas del Perú.

5. I am the qualifying individual for Vector Engineering, Inc's contractors' licenses for general building and general engineering construction (A and B) in the State of California (#648517) and the State of Washington (pending).

6. The Technical Report is titled "National Instrument 43-101 Technical Report of the Getty North Copper Deposit, Kamloops Mining Division, British Columbia, Canada" dated August 22, 2007 and I coauthored the entire document. I have not visited the property but I am familiar with the district through previous work in the area.

7. I graduated from the University of Nevada, Reno in 1986 (M.Sc. Civil Engineering with honors, minor in Geological Engineering), and the University of California, Davis in 1979 (B.Sc. Civil Engineering, minor in economics). I also did graduate studies at the University of Utah, Salt Lake City in 1979 and 1980 in rock mechanics and hydrogeology.

8. I have experience in my profession since 1979 in the field of mine evaluation, design, permitting, construction, operations, and closure for base and precious metals.

9. I have read the definition of "qualified person" set out in the Canadian National Instrument 43-101. ("NI 43-101") and certify that by reason of my education, affiliation with a professional association, and relevant work experience, I fulfill the requirements to be a "qualified person" for purposes of NI 43-101.

10. I am independent of Getty Copper Inc. applying the tests in Section 1.4 of NI 43 101.

Prepared in Grass Valley, California on August 22, 2007.



Mark E. Smith, P.E., G.E.
Civil Engineer – California #C35469
Geotechnical Engineer – California #G2082
Expiration: 9/30/2011



ITEM 25   ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES

Not applicable.

ITEM 26 ILLUSTRATIONS

Not applicable.

I, Craig L. Parkinson, P.G. hereby consent to the filing of a technical report for the Getty North Copper Deposit dated August 22, 2007 with the British Columbia Securities Commission and other securities authorities including the TSX Venture Exchange. I further consent to public disclosure of the filing of the report.

Craig L. Parkinson

Craig L. Parkinson, P.G.
Professional Geologist – California #6058

Dated at Grass Valley, California

August 22, 2007

I, Mark E. Smith, P.E., G.E., hereby consent to the filing of a Technical Report for the Getty North Copper Deposit, dated August 22, 2007, with the British Columbia Securities Commission and other securities authorities including the TSX Venture Exchange. I further consent to public disclosure of the filing of the report.

Dated at Grass Valley, California

August 23, 2007



Mark E. Smith, P.E., G.E.
Civil Engineer – California #C35469
Geotechnical Engineer – California #G2082